UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XPO Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983793100

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983793100	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Coral Blue Investment Pte. Ltd. (None)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,153,946
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,153,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,153,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Person’s calculation of beneficial ownership is based upon 77,420,954 shares of Common Stock, par value $0.001 per share (the “Common Stock”) of XPO Logistics, Inc. (the “Issuer”) outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on November 24, 2014, after giving effect to the issuance of 12,128,115 shares of Common Stock upon the conversion of 371,848 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, as disclosed in such proxy statement.

CUSIP No. 983793100	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (None)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,153,946
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,153,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,153,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.53%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The Reporting Person’s calculation of beneficial ownership is based upon 77,420,954 shares of Common Stock outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on November 24, 2014, after giving effect to the issuance of 12,128,115 shares of Common Stock upon the conversion of 371,848 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, as disclosed in such proxy statement.

CUSIP No. 983793100	13G/A	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

XPO Logistics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Five Greenwich Office Park,

Greenwich, CT 06831

Item 2(a).	Name of Persons Filing:

I	Coral Blue Investment Pte. Ltd.

II	GIC Private Limited

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

I & II	168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

I & II	Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

983793100

CUSIP No. 983793100	13G/A	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of Securities Beneficially	Power to Vote		Power to Dispose		Percent
Reporting Person	Owned	Sole	Shared(1)	Sole	Shared(1)	of Class (2)
Coral Blue Investment Pte. Ltd.	8,153,946	0	8,153,946	0	8,153,946	10.53%
GIC Private Limited	8,153,946	0	8,153,946	0	8,153,946	10.53%
Total(3) (all Reporting Persons)	8,153,946	0	8,153,946	0	8,153,946	10.53%

1	Coral Blue Investment Pte. Ltd. is the direct owner of 8,153,946 shares of Common Stock of the Issuer and shares the power to vote and the power to dispose of all of such shares of Common Stock with GIC Private Limited.
2	The foregoing percentages are calculated based upon 77,420,954 shares of Common Stock outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on November 24, 2014, after giving effect to the issuance of 12,128,115 shares of Common Stock upon the conversion of 371,848 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, as disclosed in such proxy statement.
3	The reporting persons disclaim membership in a group.

CUSIP No. 983793100	13G/A	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: January 2, 2015.

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Arjun Khullar
Name: Arjun Khullar
Title: Director

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo
Name: Jimmy Teo
Title: Senior Vice President

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement